Petrosearch Energy Corporation
                           675 Bering Drive, Suite 200
                              Houston, Texas 77057
                                 (713) 961-9337


                                September 6, 2005


BY  FAX:  202-772-9204

U.S.  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Attn:  Scott  Anderegg
450  Fifth  Street,  N.W.
Washington,  D.C.  20549-0308

     RE:  PETROSEARCH  ENERGY  CORPORATION
          AMENDMENT  NUMBER3  TO  FORM  SB-2  REGISTRATION  STATEMENT
          -----------------------------------------------------------
          (File  No.  333-235539)

Dear  Mr.  Anderegg:

     On behalf of Petrosearch Energy Corporation (the "Company"), I hereby request that the effectiveness of the Registration Statement referred to above be accelerated to 2:00 p.m., Eastern Standard Time on Tuesday, September 6, 2005, or as soon thereafter as practicable. Additionally, I hereby request that the effectiveness of the Company's Form 8-A filed on August 10, 2005, be accelerated concurrently with the Form SB-2 Registration Statement.

     The  Company  acknowledges  the  following:

          - Should the Commission or the staff, acting by delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action on the registration statement.
          - The action of the Commission or the staff, acting by delegated authority in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement's disclosure.
          - The Company may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

     If you have any questions or need any additional information, please contact me at your earliest convenience. This request corrects the typographical error in our previous request for acceleration filed and dated September 1, 2005. I thank you in advance for your attention to this matter.

                                     Very  truly  yours,

                                     /s/  Richard  D.  Dole
                                     ----------------------
                                     Richard  D.  Dole
                                     President  and  Chief  Executive  Officer